MetroNet taps Orckit-Corrigent to deploy first-ever metro 10GE MPLS ring in Mexico

Mexican service provider used Orckit-Corrigent’s CM-4000 Carrier Ethernet + Transport solution to roll out 10G Ethernet across its carrier’s carrier network

Tel Aviv, Israel – April 28, 2010 – Orckit Communications Ltd. (NASDAQ: ORCT), the leading Carrier Ethernet + Transport (CE+T) networking vendor, today announced that MetroNet, the first Mexican metro network operator, has successfully deployed the first-ever 10GE MPLS metro ring in Mexico using Orckit-Corrigent’s CE+T solution. Deployed in 2010, MetroNet has leveraged Orckit-Corrigent’s innovative CE+T solution to bring 10G Ethernet to its “Carrier of Carriers" network, which provides high-end connectivity solutions to the majority of telecommunications operators in Mexico. This deployment is a significant milestone for Mexican telecommunications market, which has until been traditionally limited to lower Ethernet service rates. The deployment introduced a carrier-grade solution with high availability and reliability, multilayer OAM and protection mechanisms.

“MetroNet has a long-standing reputation as the leading provider of high-capacity telecommunication services in Mexico, and this deployment serves as another proof point that we are constantly embedding advanced technologies,” said Mr. Miguel Angel Fernandez, Chief Technology Officer at MetroNet. “We have used MPLS for many years and realize that Carrier Ethernet is indeed a significant growth engine for our networking infrastructure and business model. By using Orckit-Corrigent’s CM-4000 to enhance our network, we have taken our services to the next level and are now able to better serve our customers.”

With a global customer base featuring Tier-one carriers, established telecommunications service providers worldwide, such as MetroNet, are leveraging Orckit-Corrigent’s CE+T solutions to enhance their existing MPLS networks and provide reliable packet and TDM services to their customers – at an affordable price. MetroNet is using Orckit-Corrigent’s standard and interoperable Layer 2 MPLS to deliver scalable and affordable Carrier’s Carrier infrastructure, increasing their number of subscribers, services, and Gigabit Ethernet links.

“MetroNet’s deployment of the first 10GE MPLS metro ring is a great success for the entire Mexican telecommunications community, and we are thrilled to have provided the technology to make this achievement possible,” said Mr. Oren Tepper, Vice President corporate sales at Orckit-Corrigent. “In addition to demonstrating our commitment to MetroNet and the Central American/Latin American market, this accomplishment serves as another example of how Orckit-Corrigent’s technology enables service providers to improve their business case and profitability by increasing their network capacity, offering multi-service solutions and reducing their total cost of ownership.”

About MetroNet
MetroNet is the first and only metro network operator in Mexico focused on the specialized needs of other telecommunications carriers. For more than a decade, MetroNet's 100% fiber optic networks have given leading global carriers the means to deliver a broad array of services to their clients in Mexico. Since its inception in 1997, MetroNet has been the partner of choice for other carriers, and in today's challenging market, MetroNet offers the highest levels of service and most rapid deliveries available. MetroNet's carrier partners count on us for scalable network infrastructure, flexible solutions, pricing certainty, guaranteed availability, and high-quality service.  MetroNet's seamless network expansion helps its clients bring new value-added products to market faster than ever before.

About Orckit Communications Ltd.
Orckit facilitates telecommunication providers’ delivery of high capacity broadband residential, business and mobile services over wireline or wireless networks with its Orckit-Corrigent family of products. With 20 years of field experience with Tier-1 customers located around the world and sound leadership, Orckit has a firm foothold in the ever-developing world of telecommunication.
Orckit-Corrigent’s product lines include Carrier Ethernet + Transport (CE+T) switches - an MPLS based portfolio enabling advanced packet as well as legacy services over packet networks with a wide set of transport features, and Personalized Video Distribution systems - an advanced video distribution portfolio, optimized for IPTV, enabling multiple HD streams per home.
Orckit-Corrigent markets its products directly and indirectly through strategic alliances as well as distribution and reseller partners worldwide.
Orckit was founded in 1990 and went public 1996. Orckit is dually listed on NasdaqGM (ORCT) and the Tel Aviv Stock Exchange and is headquartered in Tel-Aviv, Israel

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, the Company’s history of losses, dependence on a limited number of customers, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, exchange rate fluctuations, fluctuation in order size, proprietary rights of the Company and its competitors, need for additional financing, the ability to repay the convertible notes, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, the effect of current global  economic conditions, as well as turmoil in the financial and credit markets, and other risk factors detailed in the Company's United States Securities and Exchange Commission filings. Actual results may materially differ. Orckit assumes no obligation to update the information in this release.